                                                                    Exhibit 20.1
                           FORD MOTOR CREDIT COMPANY

                                AND SUBSIDIARIES

                1993 AUDIT OF CONSOLIDATED FINANCIAL STATEMENTS

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholder of Ford Motor Credit Company:

We have audited the consolidated balance sheet of Ford Motor Credit Company and Subsidiaries at December 31, 1993 and 1992, and the related consolidated statements of income and of earnings retained for use in the business and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ford Motor Credit Company and Subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Notes 2, 3 and 10 to the consolidated financial statements, the Company changed its methods of accounting for postretirement health care benefits and income taxes in 1992.




Detroit, Michigan
February 1, 1994

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENT OF INCOME AND OF EARNINGS
                        RETAINED FOR USE IN THE BUSINESS

                                 (in millions)

                                                                FOR THE YEARS ENDED DECEMBER  31
                                                                ---------------------------------------------
                                                                    1993             1992             1991
                                                                -----------      -----------      -----------
Financing revenue
   Retail                                                       $     3,676.3    $     3,633.2    $     3,772.6
   Rental revenue on operating leases                                 3,218.9          2,062.9          1,266.4
   Wholesale                                                            679.6            712.4          1,101.9
   Diversified                                                          156.5            204.2            270.7
   Other                                                                221.1            221.2            289.4
                                                                      ---------        ---------        ---------

              Total financing revenue                                 7,952.4          6,833.9          6,701.0

Investment and other income                                             386.0            239.4            301.3
                                                                -------------    -------------    -------------

              Total revenue                                           8,338.4          7,073.3          7,002.3

Expenses
   Interest expense                                                   2,919.3          3,076.5          3,791.8
   Depreciation on operating leases (Note 5)                          2,675.7          1,652.6          1,030.5
   Operating expenses                                                   796.5            758.2            718.0
   Provision for credit losses (Note 6)                                 270.2            418.0            577.9
                                                                -------------    -------------    -------------
              Total expenses                                          6,661.7          5,905.3          6,118.2
                                                                -------------    -------------    -------------

Equity in net income of affiliated companies
       (Notes 1 and 2)                                                  198.3            155.2            191.0
                                                                -------------    -------------    -------------
Income before income taxes and cumulative
   effects of changes in accounting principles                        1,875.0          1,323.2          1,075.1

Provision for income taxes (Note 3)                                     673.3            424.9            324.0
                                                                -------------    -------------    -------------
Income before minority interest and cumulative
   effects of changes in accounting principles                        1,201.7           898.3            751.1

Minority interest in net income of subsidiaries                           7.9             6.1              2.3
                                                                ------------     ------------     ------------
Income before cumulative effects of
   changes in accounting principles                                   1,193.8           892.2            748.8

Cumulative effects of changes in
   accounting principles (Notes 2, 3 and 10)                                -            146.5               -
                                                                 ------------      ------------    ------------

Net income                                                            1,193.8          1,038.7            748.8

Earnings retained for use in the business
   Beginning of year                                                  3,956.1          3,717.4          3,934.6
   Dividends
       Cash                                                            (250.0)          (600.0)          (650.0)
       Stock of Ford Holdings, Inc. (Note 2)                                -           (200.0)          (316.0)
                                                                 ------------      ------------     ------------

              End of year                                       $     4,899.9     $    3,956.1     $    3,717.4
                                                                -------------     ------------     ------------
                                                                -------------     ------------     ------------

The accompanying notes are part of the financial statements.

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                 (in millions)


                                                                                           DECEMBER 31
                                                                                -----------------------------
                                    ASSETS                                            1993            1992
                                                                                -------------   -------------
Cash and cash equivalents (Note 1)                                              $      992.3     $      295.0

Investments in securities (Notes 12 and 14)                                          1,441.3          1,363.6

Finance receivables, net (Notes 4 and 6)                                            51,162.7         46,611.1

Notes and accounts receivable from affiliated
     companies                                                                         384.4            420.5

Equity in net assets of affiliated companies
     (Notes 1 and 2)                                                                 1,201.9          1,004.8

Net investment, operating leases (Notes 5 and 6)                                    12,600.9          7,747.2

Other assets (Note 7)                                                                1,816.8          1,525.1
                                                                                ------------     ------------
             Total assets                                                       $   69,600.3     $   58,967.3
                                                                                ------------     ------------
                                                                                ------------     ------------


                     LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES
   Accounts payable
     Trade and other                                                            $      953.2     $      685.3
     Affiliated companies                                                              261.9            339.5
                                                                                ------------     ------------
             Total accounts payable                                                  1,215.1          1,024.8

   Debt (Note 8)                                                                    58,870.2         49,909.4

   Deferred income taxes (Note 3)                                                    2,129.9          1,563.2

   Other liabilities and deferred income (Note 10)                                   1,313.4          1,260.4
                                                                                ------------     ------------
             Total liabilities                                                      63,528.6         53,757.8

Minority interest in net assets of subsidiaries                                        297.0            326.6

STOCKHOLDER'S EQUITY
   Capital stock, par value $100 a share, 250,000
        shares authorized, issued and outstanding                                       25.0             25.0
   Paid-in surplus (contributions by stockholder)                                      917.3            917.3
   Unrealized gain on marketable equity
        securities, net of taxes (Note 1)                                               17.8             18.6
   Foreign currency translation adjustments (Note 1)                                   (85.3)           (34.1)
   Earnings retained for use in the business                                         4,899.9          3,956.1
                                                                                ------------     ------------
             Total stockholder's equity                                              5,774.7          4,882.9
                                                                                ------------     ------------
             Total liabilities and stockholder's equity                         $   69,600.3     $   58,967.3
                                                                                ------------     ------------
                                                                                ------------     ------------

The accompanying notes are part of the financial statements.

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (in millions)


                                                                               FOR THE YEARS ENDED DECEMBER 31
                                                                     ------------------------------------------------
                                                                          1993             1992              1991
                                                                     -------------    -------------   ---------------
Cash flows from operating activities
   Net income                                                        $  1,193.8       $     1,038.7    $       748.8
   Adjustments to reconcile net income to
        net cash provided by operating
        activities
     Cumulative effects of changes in accounting
        principles                                                            -              (146.5)               -
     Provision for credit losses                                          270.2               418.0            577.9
     Depreciation and amortization                                      2,745.8             1,732.7          1,109.0
     Gain on sales of finance receivables                                 (92.5)               (0.1)           (85.9)
     Equity in net income of affiliates                                  (198.3)             (155.2)          (191.0)
     Deferred income taxes                                                565.3               328.2            145.7
     Changes in the following items
        Other assets                                                     (327.0)             (169.3)          (301.7)
        Other liabilities                                                 238.9                20.3            104.7
     Other                                                                 17.6               (67.9)            62.8
                                                                  -------------       -------------    -------------
           Net cash provided by
               operating activities                                     4,413.8             2,998.9          2,170.3
                                                                  -------------       -------------    -------------
Cash flows from investing activities
   Purchase of finance receivables                                   (113,424.9)          (88,295.2)       (84,528.5)
   Collection of finance receivables                                  105,933.6            83,956.9         85,117.7
   Proceeds from sales of finance receivables                           2,521.3             3,349.6          4,695.1
   Purchase of operating lease vehicles                                (9,908.0)           (6,464.0)        (3,584.9)
   Liquidation of operating lease vehicles                              2,317.8             1,324.7            692.1
   Other                                                                   53.9               (97.2)           (92.6)
                                                                  -------------       -------------     -------------
           Net cash (used in) provided by
               investing activities                                   (12,506.3)           (6,225.2)         2,298.9
                                                                     -------------    -------------    -------------
Cash flows from financing activities
   Proceeds from issuance of long-term debt                            12,934.9             6,517.0          7,439.4
   Principal payments on long-term debt                                (6,326.2)           (7,348.1)        (5,174.9)
   Change in short-term debt, net                                       2,568.4             3,232.9         (4,923.3)
   Cash dividends paid                                                   (250.0)             (600.0)          (650.0)
   Other                                                                 (132.8)             (143.3)           412.7
                                                                  -------------       -------------    -------------
           Net cash provided by (used in)
               financing activities                                     8,794.3             1,658.5         (2,896.1)

Effect of exchange rate changes on
     cash and cash equivalents                                             (4.5)               (9.9)            (0.5)
                                                                  -------------       -------------    -------------
           Net change in cash and cash equivalents                        697.3            (1,577.7)         1,572.6

Cash and cash equivalents, beginning of year                              295.0             1,872.7            300.1
                                                                  -------------       -------------    -------------

Cash and cash equivalents, end of year                            $       992.3       $       295.0    $     1,872.7
                                                                  -------------       -------------    -------------
                                                                  -------------       -------------    -------------
Supplementary cash flow information
   Interest paid                                                  $     2,871.6        $    3,198.2     $    3,760.2
   Taxes paid                                                             101.2                 4.0            121.1

The accompanying notes are part of the financial statements.

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS


NOTE 1.  ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Ford Motor Credit Company ("Ford Credit") and its majority-owned domestic and foreign subsidiaries and joint ventures. Affiliates that are 20-50 percent owned, principally Ford Holdings, Inc. ("Ford Holdings"), are included in the consolidated financial statements on an equity basis. Ford Credit is a wholly owned subsidiary of Ford Motor Company ("Ford").

Net unrealized gains on marketable equity securities reported in a separate component of stockholder's equity relate to Ford Credit's equity interest in Ford Holdings' insurance investment portfolio.

Revenue Recognition

Revenue from finance receivables is recognized using the interest (actuarial) method. Certain loan origination costs are deferred and amortized to financing revenue over the life of the related loans using the interest method. Rental revenue on operating leases is recognized as scheduled payments become due.

Allowance for Credit Losses

Allowances for estimated credit losses are established as required based on historical experience. Other factors that affect collectibility also are evaluated and additional amounts may be provided. Finance receivables and lease investments are charged to the allowance for credit losses when an account is deemed to be uncollectible taking into consideration the financial condition of the borrower or lessee, the value of the collateral, recourse to guarantors and other factors. Collateral held for resale included in other assets is carried at the lower of the recorded investment in the receivable or its estimated fair value at the date of repossession. Any difference between the recorded investment in the receivable or lease and the actual sales price of the underlying collateral is charged to the allowance for credit losses. Recoveries on finance receivables and lease investments previously charged off as uncollectible are credited to the allowance for credit losses.

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTE 1.  ACCOUNTING POLICIES (continued)

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates with the effects of these translation adjustments being reported in a separate component of stockholder's equity. The change in this account results from translation adjustments recorded during the year.

Cash Equivalents

Ford Credit considers investments purchased with a maturity of three months or less to be cash equivalents.

Financial Statement Reclassifications

Certain amounts in prior year financial statements have been reclassified to conform with presentations adopted in 1993.

NOTE 2.  EQUITY INVESTMENT IN FORD HOLDINGS

Ford Holdings' primary activities consist of consumer and commercial financing operations, insurance underwriting, and equipment leasing through its wholly owned subsidiaries, Associates First Capital Corporation, The American Road Insurance Company, and USL Capital Corporation (formerly United States Leasing International, Inc.).

In 1992 and 1991, Ford Credit transferred $200 million and $316 million, respectively, of Ford Holdings' common stock to Ford as dividends.

At December 31, 1993 and 1992, Ford Credit owned 45% of the common stock representing 33.8% of the voting power of Ford Holdings. Ford owns the remaining common stock representing 41.2% of the voting power. The balance of the voting power is represented by preferred stock owned by persons other than Ford or Ford Credit. At December 31, 1991, Ford Credit owned 54 percent of Ford Holdings' common stock.

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTE 2.  EQUITY INVESTMENT IN FORD HOLDINGS (continued)

Condensed financial information of Ford Holdings as of December 31 was as follows:

                                                                  1993              1992             1991
                                                              ------------     -------------    -------------
                                                                               (in millions)
   INCOME STATEMENT
       Revenue                                                $    5,291.8     $     4,816.8    $     4,814.5
       Income before income taxes and
          cumulative effects of changes
          in accounting principles                                   830.6             588.0            591.9
       Cumulative effects of changes in
          accounting principles                                          -              25.8*               -
       Net income                                                    511.4             382.9            384.4
       Preferred stock dividend requirements                          74.9              50.8             47.1
       Income available for common stockholders                      436.5             332.1            337.3

   BALANCE SHEET
       Assets
          Cash and investments in securities                  $    5,100.7     $     3,659.6
          Finance receivables, net                                24,376.6          20,749.8
          Accounts receivable (including affiliated
              companies) and other assets                          9,121.5           8,321.3
                                                              ------------     -------------

              Total assets                                    $   38,598.8     $    32,730.7
                                                              ------------     -------------
                                                              ------------     -------------

       Liabilities
          Accounts payable (including affiliated
              companies) and other liabilities                $    4,738.3     $     3,466.5
          Debt payable within one year                            13,802.1          12,255.6
          Long-term debt                                          15,767.7          13,511.1
                                                              ------------     -------------

              Total liabilities                                   34,308.1          29,233.2

       Stockholders' equity                                        4,290.7           3,497.5
                                                              ------------     -------------

              Total liabilities and stockholders'
                equity                                        $   38,598.8     $    32,730.7
                                                              ------------     -------------
                                                              ------------     -------------

Ford Credit's equity in the net assets of Ford Holdings at December 31, 1993 and 1992 was $ 1,199 million and $1,002.6 million, respectively.

*Ford Credit's equity in Ford Holdings' cumulative effects of changes in accounting principles related to postretirement benefits and income taxes in the amount of $11.6 million is included in Ford Credit's 1992 cumulative effects of changes in accounting principles.

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTE 3.  INCOME TAXES

Ford Credit and certain of its domestic subsidiaries join Ford in filing consolidated United States federal and state income tax returns. Pursuant to an arrangement with Ford, United States income tax liabilities or credits are allocated to Ford Credit in accordance with the contribution of Ford Credit and its subsidiaries to Ford's consolidated tax position.

The provision for income taxes consisted of the following:

                                                                              1993         1992        1991
                                                                              ----         ----        ----
                                                                                     (in millions)
   Currently payable/(refundable)
       U. S. Federal                                                         $   30.8   $    21.5   $   130.1
       Foreign                                                                   33.0        38.4        32.9
       State and local                                                           39.7        30.3        (2.9)
                                                                             --------   ---------   ---------
              Total currently payable                                           103.5        90.2       160.1

   Deferred tax liability/(benefit)
       U. S. Federal                                                            518.0       309.0        96.4
       Foreign                                                                   (6.5)        0.2         8.0
       State and local                                                           58.3        25.5        59.5
                                                                             --------   ---------   ---------

              Total deferred                                                    569.8       334.7       163.9
                                                                             --------   ---------   ---------

              Total provision for income taxes                               $  673.3   $   424.9*     $324.0
                                                                             --------   ---------      ------
                                                                             --------   ---------      ------

   * Excludes the tax provision related to cumulative effects of changes in accounting principles.

Ford Credit adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), as of January 1, 1992. The cumulative effect of this change in accounting principle increased 1992 net income by $216.6 million. Financial statements for prior years were not restated to apply the provisions of SFAS No. 109.

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTE 3.  INCOME TAXES (continued)

Under SFAS No. 109, deferred income taxes reflect the estimated tax effect of temporary differences between assets and liabilities for financial reporting purposes and those amounts as measured by tax laws and regulations. The components of deferred income tax assets and liabilities as of December 31 were as follows:

                                                          1993                             1992
                                             -----------------------------     -----------------------------
                                                DEFERRED         DEFERRED         DEFERRED          DEFERRED
                                                 TAX              TAX              TAX               TAX
                                                 ASSETS       LIABILITIES          ASSETS        LIABILITIES
                                             ------------     ------------     ------------     -------------
                                                     (in millions)                     (in millions)
   Leasing transactions                      $          -     $    2,403.7     $          -     $     2,037.0
   Provision for credit losses                      434.0                -            403.6                 -
   Purchased tax benefits                               -            303.2                -             300.5
   Employee benefit plans                            88.8                -             84.6                 -
   Loan origination costs                               -             56.8                -              41.4
   Alternative minimum tax                           53.7                -            247.3                 -
   Retail contract earnings method                   50.1                -             48.8                 -
   Interest supplements                              40.4                -             35.7                 -
   Other                                             47.7             80.9             43.1              47.4
                                             ------------     ------------     ------------     -------------
       Total deferred income taxes           $      714.7     $    2,844.6     $      863.1     $     2,426.3
                                             ------------     ------------     ------------     -------------
                                             ------------     ------------     ------------     -------------

Deferred income taxes for 1991 were derived using the guidelines in Accounting Principles Board Opinion No. 11, "Accounting for Income Taxes" ("APB No. 11"). Under APB No. 11, deferred income taxes result from timing differences in the recognition of revenues and expenses between financial statements and tax returns. The principal sources of these differences and the related effect of each on Ford Credit's provision for income taxes were as follows:

                                                                                            1991
                                                                                        ----------
                                                                                      (in millions)
   Leasing transactions                                                                 $   330.7
   Interest supplements                                                                      67.3
   Purchased tax benefits                                                                    34.0
   Loan origination costs                                                                     1.2
   Alternative minimum tax                                                                 (197.9)
   Provision for credit losses                                                              (28.8)
   Retail contract earnings method                                                          (18.2)
   Sales of receivables                                                                     (17.3)
   Interest rate swap agreements                                                             (5.2)
   State taxes                                                                               (0.1)
   Other                                                                                     (1.8)
                                                                                        ---------
              Total                                                                     $   163.9
                                                                                        ---------
                                                                                        ---------

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTE 3.  INCOME TAXES (continued)

A reconciliation of the provision for income taxes as a percentage of income before income taxes, excluding equity in net income of affiliated companies, with the United States statutory tax rate for the last three years is shown below:

                                                                              1993         1992       1991
                                                                              ----         ----       ----
   U. S. statutory tax rate                                                   35.0%       34.0%       34.0%
   Effect of (in percentage points)
       State and local income taxes                                            3.8         3.2         4.2
       Rate adjustments on U.S. and foreign
          deferred taxes                                                       1.7           -           -
       Investment income not subject to tax or
          subject to tax at reduced rates                                     (1.0)       (2.0)       (3.5)
       Other                                                                   0.8         1.4         1.9
                                                                             -----       -----       -----
              Effective tax rate                                              40.3%       36.6%*      36.6%
                                                                             -----       -----       -----
                                                                             -----       -----       -----


   *Excludes cumulative effects of changes in accounting principles.

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTE 4.  FINANCE RECEIVABLES

Finance receivables at December 31 were as follows:

                                                                                     1993           1992
                                                                                 -----------    -----------
                                                                                       (in millions)
   Retail                                                                      $   38,609.3    $   35,600.7
   Wholesale                                                                       11,698.5        10,056.9
   Diversified                                                                      3,084.0         3,550.2
   Other                                                                            3,626.5         3,279.0
                                                                              -------------    ------------
                Total finance receivables                                          57,018.3        52,486.8
       Add:     Loan origination costs, net                                           125.4           101.8
       Less:    Unearned income                                                    (5,263.3)       (5,212.5)
                Allowance for credit losses                                          (717.7)         (765.0)
                                                                               -------------   ------------
                Finance receivables, net                                       $   51,162.7    $   46,611.1
                                                                               ------------    ------------
                                                                               ------------    ------------

Included in finance receivables is a total of $1.5 billion owed by three customers with the largest receivable balances. During 1993, Ford Credit issued irrevocable standby letters of credit in the amount of $223.5 million on behalf of one of these customers. A major portion of these amounts are guaranteed by Ford.

At December 31, 1993, other finance receivables primarily consisted of capital and other dealer loans.

The majority of retail receivables, a portion of diversified receivables and certain other finance receivables include finance charges that represent income to be earned in future periods. The remaining finance receivables only include principal.

The maturities of finance receivables outstanding at December 31, 1993 were as follows:

                                                   DUE IN YEAR
                                             ENDING DECEMBER 31                       DUE
                                   ------------------------------------------        AFTER
                                       1994           1995           1996            1996         TOTAL
                                   -------------   ------------  ------------    ------------  ------------
                                                               (in millions)
   Retail                          $    14,418.3  $    10,507.0  $    7,834.0    $   5,850.0   $    38,609.3
   Wholesale                            11,698.5              -             -              -        11,698.5
   Diversified                             258.4          208.1         115.3        2,502.2         3,084.0
   Other                                 2,238.8          136.5          79.2        1,172.0         3,626.5
                                   -------------  -------------   -----------    -----------   -------------
                 Total             $    28,614.0  $    10,851.6  $    8,028.5    $   9,524.2   $    57,018.3
                                   -------------  -------------  ------------    -----------   -------------
                                   -------------  -------------  ------------    -----------   -------------

It is Ford Credit's experience that a substantial portion of finance receivables are repaid before contractual maturity dates. The above table, therefore, is not to be regarded as a forecast of future cash collections.

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTE 4.  FINANCE RECEIVABLES (continued)

Installments, including interest, past-due 60 days or more and the aggregate receivable balances related to such past-due installments were as follows:

                                         DECEMBER 31, 1993                 DECEMBER 31, 1992
                                      -----------------------           -----------------------
                                      INSTALLMENTS       BALANCES       INSTALLMENTS       BALANCES
                                      ------------       --------       ------------       --------
                                                              (in millions)
   Retail                                  $   10.2         $   97.7         $   11.5         $   97.1
   Diversified                                 12.9             56.1             10.5             94.3
   Other                                      112.3            207.6             89.2            194.5
                                           --------         --------         --------         --------
                 Total                     $  135.4         $  361.4         $  111.2         $  385.9
                                           --------         --------         --------         --------
                                           --------         --------         --------         --------

Installments past-due less than 60 days included in finance receivables at December 31, 1993 and 1992 were $314.6 million and $244.9 million, respectively.

The average yield on net earning finance receivables and operating leases was as follows: 1993 - 13.4%; 1992 - 13.2%; 1991 - 13.0%.

Included in retail and diversified receivables are investments in direct financing and leveraged leases related to the leasing of motor vehicles and various types of transportation and other equipment:

                                                                                      1993           1992
                                                                                 -----------    ------------
                                                                                       (in millions)
   Investment in direct financing leases
       Minimum lease rentals                                                     $   1,752.6    $    1,713.3
       Estimated residual values                                                     1,383.8         1,051.3
       Lease origination costs                                                           2.9             1.4
          Less:    Unearned income                                                    (471.4)         (451.3)
                   Allowance for credit losses                                         (47.0)          (51.3)
                                                                                 -----------    ------------

                   Net investment in direct
                     financing leases                                            $   2,620.9    $    2,263.4
                                                                                 -----------    ------------
                                                                                 -----------    ------------

Minimum direct financing lease rentals (including executory costs of $50.5 million) for each of the five succeeding years are as follows (in millions):
1994 - $842.3; 1995 - $533.3; 1996 - $261.8; 1997 - $94.0; 1998 - $16.4;
thereafter - $55.3.

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTE 4.  FINANCE RECEIVABLES (continued)


                                                                                       1993           1992
                                                                                 -------------  ------------
                                                                                        (in millions)
   Investment in leveraged leases
       Rentals receivable (net of principal
              and interest on nonrecourse debt)                                  $    1,417.4   $    1,448.1
       Estimated residual values                                                        479.7          481.4
       Lease origination costs                                                            3.2            4.6
          Less:    Unearned income                                                     (388.9)        (414.0)
                   Allowance for credit losses                                          (18.9)         (18.5)
                                                                                 ------------   ------------
                   Investment in leveraged leases                                     1,492.5        1,501.6
          Less deferred income taxes arising
                   from leveraged leases                                             (1,398.2)      (1,297.9)
                                                                                 ------------   ------------

                   Net investment in leveraged leases                            $        94.3  $      203.7
                                                                                 -------------  ------------
                                                                                 -------------  ------------


NOTE 5.  NET INVESTMENT, OPERATING LEASES

Operating leases at December 31 were as follows:

                                                                                       1993          1992
                                                                                 -------------  ------------
                                                                                        (in millions)
   Investment in operating leases
       Vehicles and other equipment, at cost                                     $   15,752.7   $    9,814.5
       Lease origination costs                                                           20.3            5.5
          Less:    Accumulated depreciation                                          (2,974.3)      (1,922.3)
                   Allowance for credit losses                                         (197.8)        (150.5)
                                                                                 ------------   ------------
                   Net investment in operating leases                            $   12,600.9   $    7,747.2
                                                                                 ------------   ------------
                                                                                 ------------   ------------

Future minimum rentals on operating leases are as follows (in millions):
1994 - $3,346.2; 1995 - $1,632.6; 1996 - $226.4; 1997 - $7.1.

Depreciation expense on operating leases is provided for on a straight-line basis over the term of the lease and includes gains or losses upon disposal or impairment of the vehicle.

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTE 6.  ALLOWANCE FOR CREDIT LOSSES

Following is an analysis of the allowance for credit losses relating to finance receivables and operating leases for the past three years:

                                                                            1993         1992         1991
                                                                       -----------   ----------  -----------
                                                                                    (in millions)
   Balance, beginning of year                                          $     915.5   $    825.4  $     894.9

       Additions                                                             270.2        418.0        577.9

       Deductions
          Losses                                                             391.8        476.5        673.9
          Recoveries                                                        (163.4)      (133.9)      (145.0)
                                                                       -----------   ----------  -----------
                 Net losses                                                  228.4        342.6        528.9

       Other changes, including reclassifications
              and amounts related to finance
              receivables sold                                                41.8        (14.7)       118.5
                                                                       -----------   ----------  -----------

                 Net deductions                                              270.2        327.9        647.4
                                                                       -----------   ----------  -----------

   Balance, end of year                                                $     915.5   $    915.5  $     825.4
                                                                       -----------   ----------  -----------
                                                                       -----------   ----------  -----------


NOTE 7. OTHER ASSETS

Other assets consist of:

                                                                                             DECEMBER 31
                                                                                   ----------------------------
                                                                                       1993            1992
                                                                                   ------------    ------------
                                                                                        (in millions)
   Investment in used vehicles held for
       resale (Note 12)                                                            $    1,085.8    $      870.9
   Deferred charges and other assets                                                      359.6           266.8
   Collateral held for resale                                                             299.9           315.8
   Property and equipment, at cost less
       accumulated depreciation of $48.2
       in 1993 and $41.7 in 1992                                                           71.5            71.6
                                                                                   ------------    ------------

              Total                                                                $    1,816.8    $    1,525.1
                                                                                   ------------    ------------
                                                                                   ------------    ------------

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTE 8.  DEBT

Debt at December 31 was as follows:


                                                     DECEMBER 31, 1993
                                                    -------------------
                                                    WEIGHTED
                                                     AVERAGE                            DECEMBER 31
                                                    INTEREST                      ------------------------
                                                      RATES       MATURITIES         1993             1992
                                                   ----------     ----------    ------------     ------------
                                                                                        (in millions)
   PAYABLE WITHIN ONE YEAR
     Commercial paper                                                           $   24,506.1     $   21,210.5
     Other short-term debt*                                                          1,001.0          1,785.2
                                                                                ------------     ------------

               Total short-term debt                                                25,507.1         22,995.7

     Senior and subordinated
            notes and debentures
            payable within one year                                                  7,882.6          5,476.2
                                                                                ------------     ------------

               Total payable within
                    one year                                                        33,389.7         28,471.9
                                                                                ------------     ------------

   PAYABLE AFTER ONE YEAR
     Unsecured senior notes
        Notes                                    6.77%             1995-2048        25,526.8         21,416.2
        Unamortized (discount)/premium                                                 (46.8)             7.9
                                                                                -------------    ------------

               Total unsecured senior
                   notes                                                            25,480.0         21,424.1

     Unsecured subordinated
            convertible debentures               4.5%              1995-1996             0.5              2.0

     Other                                                                                 -             11.4
                                                                                  ----------        ---------

               Total payable after one year                                         25,480.5         21,437.5
                                                                                ------------     ------------

               Total debt                                                       $   58,870.2     $   49,909.4
                                                                                ------------     ------------
                                                                                ------------     ------------

     * Includes $150 million and $800 million with an affiliated company at December 31, 1993 and 1992, respectively.

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTE 8. DEBT (continued)

Rates were variable on approximately 11.6 percent of the debt payable after one year including the effects of interest rate swap agreements.

The average amount of commercial paper outstanding during the past three years was as follows (in millions): 1993 - $22,683; 1992 - $19,358; 1991 - $19,078.
The weighted average commercial paper interest rates per annum for these years were as follows: 1993 - 3.2%; 1992 - 4.2%; 1991 - 6.9%. The average remaining term of commercial paper was 28 days at December 31, 1993 and 1992.

The aggregate principal amounts of notes with terms of more than one year from dates of issue, maturing for each of the five succeeding years are as follows (in millions): 1994 - $7,882.6; 1995 - $4,662.6; 1996 - $6,260.6; 1997 -
$2,065.6; 1998 - $6,561.1;  thereafter - $5,977.4.

Included in debt at December 31, 1993 were obligations payable in foreign currencies: $2,348.6 million in Canadian dollars; $840.6 million in Australian dollars; $517.9 million in Japanese yen; $377.6 million in German deutsche marks; $220.7 million in Luxembourg francs; $156.4 million in Italian lire; $147.4 million in European currency units; and $136.6 million in Swiss francs. Certain of these obligations are denominated in currencies other than the currency of the country of the issuer. Foreign currency forward contracts are purchased and currency swaps are used to hedge exposure to changes in exchange rates of such obligations. These obligations are translated in the financial statements at the rates of exchange established under the related foreign currency forward contracts and currency swaps and would have been $64.7 million lower if translated at current exchange rates as of December 31, 1993.

The convertible subordinated debentures are convertible into common stock of Ford. Ford Credit has entered into an agreement with Ford to purchase from Ford the common stock required to effect conversion.

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTE 9.  SUPPORT FACILITIES

Support facilities represent additional sources of funds, if required. At January 1, 1994, Ford Credit had approximately $15.7 billion of contractually committed facilities for use in the United States, 83 percent of which are available through June 1998. These facilities included $12.8 billion of revolving credit agreements with banks (which included $4.8 billion of Ford bank lines that may be used either by Ford or Ford Credit at Ford's option) and $2.9 billion of agreements to sell retail receivables. At January 1, 1994, all of these U. S. facilities were unused.

Outside of the United States, an additional $1,185 million of facilities support borrowing operations in Canada, Australia and Puerto Rico, of which 82 percent are contractually committed and available through June 1998. Canadian facilities of $759 million included $210 million of Ford Motor Company of Canada Limited and Ford Ensite International Inc. lines which are available to Ford Credit Canada Limited at the option of these two companies. Australian facilities of $401 million included $155 million of Ford Motor Company of Australia Limited lines which are available to Ford Credit Australia Limited at the option of Ford Motor Company of Australia Limited. Ford Motor Credit Company of Puerto Rico, Inc. had $25 million in support facilities at January 1, 1994. Substantially all of these facilities were unused at January 1, 1994.


NOTE 10.  POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

Ford Credit and certain of its subsidiaries provide selected health care and life insurance benefits for retired employees under unfunded plans sponsored by Ford and certain of its subsidiaries. Ford Credit's U.S. and Canadian employees may become eligible for those benefits if they retire while working for Ford Credit; however, benefits and eligibility rules may be modified from time to time. Prior to 1992, the expense recognized for postretirement health care benefits was based on actual expenditures for the year. Beginning in 1992, the estimated cost for postretirement health care benefits is accrued on an actuarially determined basis, in accordance with the requirements of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS No. 106"). Implementation of SFAS No. 106 has not increased Ford Credit's cash expenditures for postretirement benefits. Ford Credit elected to recognize immediately the prior-year unaccrued accumulated postretirement benefit obligation, resulting in an adverse effect on income of $81.7 million in the first quarter of 1992. The charge reflected an unaccrued retiree benefit obligation liability of $131.6 million, offset partially by projected tax benefits of $49.9 million.

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTE 10.  POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS (continued)

Net postretirement benefit expense included the following (in millions):

                                                                                        1993          1992
                                                                                   -----------    ----------
Benefits attributed to employees' service                                          $      7.0     $     12.1
Interest on accumulated benefit obligation                                               13.1           10.0
                                                                                   -----------    ----------
   Net postretirement benefit expense                                             $      20.1     $     22.1
                                                                                  ------------    ----------
                                                                                  ------------    ----------

Retiree benefit payments                                                           $      3.2            4.5


The status of these plans, reconciled with the amounts recognized in Ford Credit's balance sheet at December 31, was as follows (in millions):

                                                                                        1993          1992
                                                                                   -----------    ----------
Accumulated Postretirement Benefit Obligation:
- ---------------------------------------------
Retirees                                                                           $    53.0      $    43.4
Active employees eligible to retire                                                     23.4           22.0
Other active employees                                                                 120.2          112.5
                                                                                   ----------     ----------
   Total accumulated obligation                                                    $   196.6      $   177.9
Unamortized amendments                                                                   2.1              -
Unamortized net loss                                                                   (11.4)          (9.7)
                                                                                   ---------      ---------
   Accrued liability                                                               $   187.3      $   168.2
                                                                                   ----------     ----------
                                                                                   ----------     ----------

Assumptions:
   Discount rate at year-end                                                             7.5 %          8.5%
   Present health care cost trend rate                                                   9.7           10.3
   Ultimate trend rate in ten years                                                      5.5            5.5
   Weighted-average trend rate                                                           6.8            6.9


Changing the assumed health care cost trend rates by one percentage point would change the aggregate service and interest cost components of net periodic postretirement benefit cost for 1993 by $3.5 million and the accumulated postretirement benefit obligation at December 31, 1993 by $29.3 million.

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTE 11. INDUSTRY SEGMENTS AND FOREIGN OPERATIONS

Ford Credit, its subsidiaries and affiliates operate in two industry segments - financing and insurance. Financing operations primarily consist of: the purchase from franchised Ford vehicle dealers of retail installment sale contracts and retail leases; wholesale financing and capital loans to franchised Ford vehicle dealers and other dealers associated with such dealers; loans to vehicle leasing companies; and diversified financing. In addition, a wholly owned subsidiary of Ford Credit provides these financing services in the U.S. to other vehicle dealers. Insurance operations conducted through Ford Credit's equity investment in Ford Holdings consist of: the issuance of single premium deferred annuities; property and casualty insurance relating to extended service plan contracts for new and used vehicles manufactured by affiliated and nonaffiliated companies, primarily originating from Ford dealers; credit life and credit disability insurance for retail purchasers of vehicles and equipment; and physical damage insurance covering vehicles and equipment financed at wholesale by Ford Credit and its subsidiaries.

Ford Credit, through certain of its subsidiaries, operates in several foreign countries, the most significant of which are Canada and Australia. Total revenue, income before income taxes and cumulative effects of changes in accounting principles, and assets identifiable with United States and foreign operations were as follows:

                                                                       1993           1992            1991
                                                                 -------------   -------------   ------------
                                                                                 (in millions)
   Total revenue
       United States operations                                  $     7,694.8   $     6,339.2   $    6,170.6
       Foreign operations                                                643.6          734.1           831.7
                                                                 -------------   ------------    ------------
                 Total revenue                                   $     8,338.4   $     7,073.3   $    7,002.3
                                                                 -------------   -------------   ------------
                                                                 -------------   -------------   ------------

   Income before income taxes and cumulative
          effects of changes in accounting principles
       United States operations                                  $     1,610.3   $     1,084.4    $     788.3
       Foreign operations                                                 66.4            83.6           95.8
       Equity in net income of affiliated
              companies                                                  198.3           155.2          191.0
                                                                 -------------   ------------    ------------
                 Total income before income taxes
                    and cumulative effects of
                    changes in accounting principles             $     1,875.0   $     1,323.2    $   1,075.1
                                                                 -------------   -------------   ------------
                                                                 -------------   -------------   ------------

   Assets at December 31
       United States operations                                  $    64,027.3   $    53,655.2
       Foreign operations                                              4,371.1         4,307.3
       Equity in net assets of affiliated
          companies                                                    1,201.9         1,004.8
                                                                 -------------   -------------
                 Total assets                                    $    69,600.3   $    58,967.3
                                                                 -------------   -------------
                                                                 -------------   -------------

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTE 12.  TRANSACTIONS WITH AFFILIATED COMPANIES

An agreement with Ford provides for payments by Ford to Ford Credit that would maintain Ford Credit's consolidated income before income taxes and net income at specified minimum levels. No payments were required under the agreement during 1993, 1992, or 1991.

Ford Credit and its subsidiaries, from time to time, purchase accounts receivable of certain divisions and subsidiaries of Ford. The amount of such receivables outstanding was $1,076.9 million at December 31, 1993 and $948.0 million at December 31, 1992. Agreements with Ford also provide for payment to Ford Credit for interest supplements and other support costs on certain financing and leasing transactions. Amounts included in total revenue from these and other transactions with Ford were as follows (in millions): 1993 - $583.0; 1992 - $622.8; 1991 - $618.9. Ford Credit and its subsidiaries purchase from Ford and affiliates certain vehicles which were previously acquired by Ford principally from its fleet and rental car customers. The cost of these vehicles held for resale and included in other assets at December 31 was as follows (in millions): 1993 - $456.5; 1992 - $368.1. Ford Credit also has entered into a sale/leaseback agreement with Ford for vehicles leased to employees of Ford and its subsidiaries. The net investment in these lease vehicles included in operating leases at December 31 was as follows (in millions): 1993 - $562.3; 1992 - $501.3.

Investments in securities include preferred stock of a nonaffiliate ($324 million) and of an affiliate ($335.9 million) which were acquired from Ford. Investments in these securities are recorded at cost. Ford has provided Ford Credit with certain guarantees related to Ford Credit's initial investment and return on investment in this preferred stock, and for certain related finance receivables. Amounts related to these transactions included in investment and other income were as follows (in millions): 1993 - $52.7; 1992 - $47.2; 1991
- - $57.2.

Ford Credit and its subsidiaries receive technical and administrative advice and services from Ford and its subsidiaries, occupy office space furnished by Ford and its subsidiaries and utilize data processing facilities maintained by Ford. Payments to Ford and its subsidiaries for such services are charged to operating expenses and were as follows (in millions): 1993 - $57.1; 1992 - $53.6; 1991 - $59.4.

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTE 12.  TRANSACTIONS WITH AFFILIATED COMPANIES (continued)

Retirement benefits are provided under defined benefit plans for employees of Ford Credit and its subsidiaries in the United States by the Ford General Retirement Plan and for employees of the foreign subsidiaries in Australia and Canada by the respective Ford retirement plans. Employee retirement plan costs allocated to Ford Credit and its subsidiaries from Ford and charged to operating expenses were as follows (in millions): 1993 - $5.8; 1992 - $6.1; 1991 - $11.0.

At December 31, 1993 and 1992, Ford Credit had guaranteed $94.6 million and $81.0 million of debt outstanding of other subsidiaries of Ford.

See other notes for additional information regarding transactions with affiliated companies.


NOTE 13.  LITIGATION AND CLAIMS

Various legal actions, governmental proceedings and other claims are pending or may be instituted or asserted in the future against Ford Credit and its subsidiaries. Certain of the pending legal actions are, or purport to be, class actions. Some of these matters involve or may involve compensatory, punitive or antitrust or other treble damage claims in very significant amounts or other relief which, if granted, would require very significant expenditures.

Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance and it is reasonably possible that some of the foregoing matters could be decided unfavorably to Ford Credit or the subsidiary involved. Although the amount of liability at December 31, 1993 with respect to these matters cannot be ascertained, Ford Credit believes that any resulting liability should not materially affect the consolidated financial position of Ford Credit and its subsidiaries at December 31, 1993.

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTE 14.  FINANCIAL INSTRUMENTS

Book and Estimated Fair Value of Financial Instruments

The estimated fair value of financial instruments held by Ford Credit and its subsidiaries at December 31, and the valuation techniques used to estimate the fair value, were as follows:

                                                   1993                                 1992
                                       -------------------------------      ------------------------------
                                                           ESTIMATED                          ESTIMATED
                                            BOOK             FAIR               BOOK             FAIR
                                            VALUE            VALUE              VALUE            VALUE
                                       ---------------   ---------------    --------------    --------------
                                                (in millions)                        (in millions)
Assets
Cash and cash equivalents              $         992.3   $         992.3    $        295.0    $        295.0
Investments in securities                      1,441.3           1,499.8           1,363.6           1,363.6
Finance receivables                           46,133.9          46,605.1          42,109.6          42,380.0

Liabilities
Debt payable after one year            $      25,480.5   $      26,853.5    $     21,437.5    $     22,553.0

CASH AND CASH EQUIVALENTS. The book value approximates fair value because of the short maturity of these instruments.

INVESTMENTS IN SECURITIES. Investments in securities include common stock of a nonaffiliate, preferred stock of an affiliate and a nonaffiliate which were acquired from Ford, and subordinated retained interests in receivable sales.
At December 31, 1993, the formula determined fair value of the common stock exceeded its book value by $58.5 million. Preferred stock is recorded at cost, which approximates fair value, as Ford provides Ford Credit with certain guarantees related to Ford Credit's initial investment and return on investment. Subordinated retained interests in receivable sales are recorded at the present value of estimated future cash flows discounted at rates commensurate with this type of instrument, which approximates fair value.

FINANCE RECEIVABLES. The fair value of most receivables is estimated by discounting future cash flows using an estimated discount rate which reflects the credit, interest rate and prepayment risks associated with similar types of instruments. For receivables with short maturities, the book values approximate fair values. Finance receivables excluded from fair market valuation include direct financing and leveraged lease investments, and other miscellaneous accounts receivable.

DEBT. The fair value is estimated based on quoted market prices or on current rates for similar debt with the same remaining maturities.

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTE 14.  FINANCIAL INSTRUMENTS (continued)

Financial Instruments With Off-Balance-Sheet Risk

The following sections describe the various off-balance-sheet financial instruments that Ford Credit held as of December 31, 1993 and 1992. Also included is a brief discussion of the fair value of those contracts and certain risks associated with holding those contracts through maturity.

FOREIGN EXCHANGE INSTRUMENTS. Ford Credit and certain of its subsidiaries have entered into foreign exchange agreements to manage exposure to foreign exchange rate fluctuations. These exchange agreements hedge principal and interest payments on debt that are denominated in foreign currencies. Agreements entered into to manage these exposures include foreign currency forward contracts and currency swaps.

Foreign currency forward contracts and currency swaps involve agreements to purchase or sell specified amounts of foreign currencies at specified rates on specific future dates. The fair value of these foreign exchange agreements was estimated using current market rates. The fair value was estimated to be a net receivable of $54.1 million at December 31, 1993 and $107.2 million at December 31, 1992.

In the unlikely event that a counterparty fails to meet the terms of the contract, Ford Credit's market risk is limited to the currency rate differential. In the case of currency swaps, Ford Credit's market risk also may include an interest rate differential. At December 31, 1993 and 1992, the total notional amount of Ford Credit's foreign currency forward contracts and currency swaps outstanding was $2.1 billion.

INTEREST RATE INSTRUMENTS. Ford Credit and certain of its subsidiaries have entered into arrangements to manage exposure to fluctuations in interest rates. These arrangements include primarily interest rate swap agreements and, to a lesser extent, interest rate options.

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTE 14.  FINANCIAL INSTRUMENTS (continued)

Interest rate swap agreements involve the exchange of interest obligations on fixed and floating interest rate debt without the exchange of the underlying principal amounts. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense over the term of the underlying debt agreement.

Interest rate option contracts allow the holder of the option to purchase or sell a financial instrument at a specified price and within a specified period of time.

The fair value of interest rate instruments is the estimated amount Ford Credit would receive or pay to terminate the agreement or contract. The fair value is calculated using current market rates and the remaining terms of the agreements or contracts. At December 31, 1993 and 1992, the fair value of these interest rate instruments was estimated to be $458.2 million and $273.4 million, respectively, including unrealized gains of $410.6 million and $221.5 million, respectively.

In the unlikely event that a counterparty fails to meet the terms of an interest rate instrument, Ford Credit's exposure is limited to the interest rate differential. The underlying notional amount on which Ford Credit has interest rate swap and option agreements outstanding aggregated $31.1 billion at December 31, 1993 and $16.9 billion at December 31, 1992.

Concentrations of Credit Risk

Ford Credit controls its credit risk through credit standards, limits on exposure and by monitoring the financial conditions of other parties. The majority of Ford Credit's finance receivables are geographically diversified throughout the United States. Foreign finance receivables are concentrated in Canada and Australia.

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

NOTE 15.  SELECTED QUARTERLY FINANCIAL DATA
(UNAUDITED)

Selected financial data by calendar quarter for the past two years were as follows:

                                               TOTAL          INTEREST       PROVISION FOR         NET
                                              REVENUE         EXPENSE        CREDIT LOSSES        INCOME
                                              -------         -------        -------------        ------
                                                                      (in millions)
   1993
       First Quarter                         $   1,960.1    $     718.2        $    84.4      $     315.1
       Second Quarter                            2,053.6          725.0             68.1            306.2
       Third Quarter                             2,180.2          733.2             87.3            274.3
       Fourth Quarter                            2,144.5          742.9             30.4*           298.2
                                             -----------    -----------        ---------      -----------

                 Full Year                   $   8,338.4    $   2,919.3        $   270.2      $   1,193.8
                                             -----------    -----------        ---------      -----------
                                             -----------    -----------        ---------      -----------

   1992
       First Quarter                         $   1,723.4    $     843.8        $   105.1      $     353.7
       Second Quarter                            1,737.4          790.1             79.7            227.7
       Third Quarter                             1,784.6          734.1            115.1            240.2
       Fourth Quarter                            1,827.9          708.5            118.1            217.1
                                             -----------    -----------        ---------      -----------

                 Full Year                   $   7,073.3    $   3,076.5        $   418.0      $   1,038.7
                                             -----------    -----------        ---------      -----------
                                             -----------    -----------        ---------      -----------


   ____________
   * The provision for credit losses for the fourth quarter of 1993 was reduced by $78.8 million as a result of continued improvement in credit loss experience.





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